UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 000-30666

NETEASE, INC.

Room 802, 8/F, China Life Centre

Tower A, One HarbourGate

No. 18 Hung Luen Road

Kowloon, Hong Kong

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

We submitted with The Stock Exchange of Hong Kong Limited a monthly return dated August 11, 2026 in relation to the movements in our authorized share capital and issued shares in respect of July 2026, attached as Exhibit 99.1 to this current report on Form 6-K. The monthly return attached hereto as Exhibit 99.1 updates and replaces the monthly return submitted to The Stock Exchange of Hong Kong Limited on August 6, 2026, a copy of which was attached as Exhibit 99.1 to a current report on Form 6-K furnished by the Company with the Commission on August 6, 2026.

EXHIBIT INDEX

Exhibit 99.1	Monthly Return with The Stock Exchange of Hong Kong Limited – Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE, INC.

By	:	/s/ William Lei Ding
Name	:	William Lei Ding
Title	:	Chief Executive Officer

Date: August 11, 2026